NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
605 Third Avenue
New York, NY 10158-0180


October 12, 2004

Dear Stockholders:

     As you know, on September 10, 2004, two trusts controlled by Stewart R. Horejsi began a hostile, partial tender offer to purchase up to 1,825,000 shares of the outstanding common stock of the Fund. A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS AND YOUR BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF THOSE DIRECTORS PRESENT, HAVE EACH DETERMINED THAT THE HOREJSI OFFER IS COERCIVE, IS NOT IN THE BEST INTERESTS OF THE FUND AND ITS STOCKHOLDERS AND SHOULD BE REJECTED.

     One action that your Board took to protect the Fund and its stockholders from the Horejsi trusts was the adoption of a Rights Plan. On October 1, 2004, the Horejsi trusts extended their offer by 7 days and admitted that they "do not expect to accept for purchase the shares tendered" in their offer if our Rights Plan remains in place. THE HOREJSI TRUSTS WOULD NOT PURCHASE ANY SHARES TENDERED INTO THEIR OFFER UNDER CURRENT CIRCUMSTANCES.

     If stockholders are inclined to tender into either offer, the Board urges them to tender only into the Fund's self tender offer, which commenced on October 1, 2004. YOUR BOARD, HOWEVER, RECOMMENDS THAT STOCKHOLDERS NOT TENDER INTO EITHER OFFER. If you have previously tendered your shares to the Horejsi trusts pursuant to the Horejsi offer and you wish to withdraw such shares, you should contact Georgeson Shareholder Communications Inc., the information agent for the Fund's self tender offer, toll free at 877-255-0133. They will furnish you with instructions for withdrawing your shares.

     We urge you to read the Fund's detailed response to the Horejsi offer and the Fund's Offer to Purchase, which we previously mailed to you, so that you will be fully informed as to the Board's recommendation and certain actions that it has taken in response to the Horejsi offer.

     Please note that we have attached a supplement dated October 12, 2004 to this letter.

     WE STRONGLY URGE THAT YOU SHOW THE HOREJSI TRUSTS YOU HAVE NO INTEREST IN THEIR OFFER BY NOT TENDERING YOUR SHARES.

     We thank you for your continued support.

                                   On behalf of the Board of Directors,

                                   /s/ Peter Sundman

                                   Peter Sundman
                                   Chairman of the Board
                                   Neuberger Berman Real Estate Income Fund Inc.

                       ----------------------------------
                       SUPPLEMENT DATED OCTOBER 12, 2004
                       ----------------------------------

     The following information amends and supplements (i) the Offer to Purchase dated October 1, 2004 (the "FUND'S OFFER TO PURCHASE") of Neuberger Berman Real Estate Income Fund Inc. (the "FUND") to purchase up to 943,704 shares of its common stock, par value $0.0001 per share, including associated common stock purchase rights (collectively, the "COMMON SHARES"), for $20.00 per Common Share net to the seller in cash without interest pursuant to this Supplement, the Fund's Offer to Purchase and the accompanying Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the "FUND OFFER") and (ii) the Schedule 14D-9 dated September 23, 2004 (the "SCHEDULE 14D-9") of the Fund in response to the unsolicited and partial tender offer commenced by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B (together, the "HOREJSI TRUSTS") disclosed in a tender offer statement dated September 10, 2004 (the "HOREJSI OFFER").

     Except as otherwise set forth in this Supplement, the terms and conditions set forth in (i) the Fund's Offer to Purchase and the Letter of Transmittal are applicable in all respects to the Fund Offer and (ii) the Schedule 14D-9 are applicable in all respects to the response of the Fund's Board of Directors (the "Board") to the Horejsi Offer. The information set forth below should be read in conjunction with the Fund's Offer to Purchase and Letter of Transmittal as well as the Schedule 14D-9, and terms not defined herein shall have the meanings ascribed to them in the Fund's Offer to Purchase.

     THE HOREJSI COUNTER-CLAIM: On October 6, 2004, the Horejsi Trusts filed a counterclaim in the United States District Court for the District of Maryland (the "HOREJSI COUNTER-CLAIM") responding to the lawsuit filed by the Fund against the Horejsi Trusts on September 23, 2004 alleging, among other things, that the Horejsi Offer (including the related Offer to Purchase) contains false and misleading statements in violation of the United States tender offer rules. The Horejsi Counter-Claim seeks an injunction against the Fund's actions against the Horejsi Offer and alleges, among other things, that (i) the Fund violated the Maryland Control Share Acquisition Act (and Fund charter documents) by improperly opting-in to such statute, (ii) opting-in to the Maryland Control Share Acquisition Act violates Section 18(i) of the Investment Company Act of 1940, as amended (the "1940 ACT"), (iii) the Rights Agreement adopted by the Fund on September 23, 2004 is invalid because it violates Sections 18(d), 18(i) and 23(b) of the 1940 Act, (iv) the Fund tortiously interfered with prospective business of the Horejsi Trusts, (v) the Fund made false and misleading statements in the Fund Offer in violation of Section 14(e) of the Exchange Act and (vi) the Common Stock Purchase Agreement with Neuberger Berman, LLC ("NB LLC") dated September 22, 2004 (the "STOCK PURCHASE AGREEMENT"), pursuant to which NB LLC purchased 139,535 Common Shares for approximately $3 million, violates Rule 14e-3 of the Exchange Act. The Fund intends to vigorously defend against the Horejsi Counter-Claim. On October 11, 2004, the Fund filed a motion in opposition to the Horejsi Counter-Claim, in which the Fund argued that its actions were permitted under applicable law and that the Horejsi Trusts' current ownership of Fund shares (and ownership of Fund shares that may be acquired in the Horejsi Offer) violate the Investment Company Act of 1940. The court has scheduled a hearing on this matter for October 13, 2004. This summary description of the Horejsi Counter-Claim and the Fund's motion in opposition do not purport to be complete and is qualified in its entirety by reference to the Horejsi Counter-Claim and the Fund's motion in opposition, which are filed as exhibits to the Schedule TO as well as the Schedule 14D-9, and incorporated herein by reference.

     ADDITIONAL INFORMATION: If any Common Shares are acquired in the Fund Offer, the number of Common Shares outstanding would be reduced. If all fixed costs of the Fund were to remain unchanged, the per Common Share costs for remaining stockholders would increase as a result. However, stockholders should note that the Board's actions, including the Fund Offer, were designed to defend the Fund and its stockholders from the Horejsi Offer and that the Horejsi Trusts have stated that they intend to significantly increase the Fund's current advisory fees from 0.2% to perhaps as high as 1.25%. In addition, your Board recommends that stockholders not tender into the Fund Offer, which the Board determined might minimize any increase in per Common Share costs. Moreover, the Fund has taken steps to minimize any increased per Common Share costs. For example, in an effort to defray certain non-recurring costs during this difficult period, the Board asked, and Neuberger Berman Management Inc. readily agreed, for the manager to voluntarily waive all fees under the Management and Administration Agreements for an indefinite period (because of waivers established when the Fund was new, the Fund has been paying advisory and administration fees at an annual rate of 0.45% of its managed assets). Additionally, the Fund sold 139,535 Common Shares to NB LLC at net asset value, which is approximately a 12% premium to the then-current market price, and which would have the effect of decreasing the per Common Share costs. Since the Fund cannot determine the exact number of Common Shares that may be purchased in the Fund Offer, the Fund cannot calculate the potential per Common Share cost increase, if any, that may be in effect after the completion of the Fund Offer. The $18,874,080 in cash necessary to complete the Fund Offer will be obtained from the approximately $3 million investment made by NB LLC pursuant to the Stock Purchase Agreement, cash on hand and, depending on the number of Common Shares tendered in the Fund Offer, the sale of Fund investments. The sale of Fund investments may have an adverse tax effect on the Fund and its stockholders. The Fund will take the tax effect, along with its diversification goals, into account when determining which investments to sell. The Board determined the size of the Fund Offer based upon its belief that most stockholders will not tender their Common Shares and its determination that the size of the Fund Offer will not adversely impact the Fund's capital structure (including the outstanding shares of preferred stock). The Fund Offer was designed so that, even if fully subscribed, it would not violate the Fund's coverage ratios required under the 1940 Act or by any rating agency.

     The Fund Offer is one of several steps in your Board's plan to defend the Fund and its stockholders against the unsolicited, partial and coercive Horejsi Offer. The Fund has incurred approximately $515,000 in expenses related to defending against the coercive Horejsi Offer and expects to incur additional expenses depending on actions taken by the Horejsi Trusts. These one-time expenses may have a temporary negative effect on the Fund's expense ratio. However, the Fund has taken steps to minimize any increase to the expense ratio by: (i) entering into a Stock Purchase Agreement, pursuant to which NB LLC purchased 139,535 Common Shares for approximately $3 million, using the proceeds to provide a portion of the funds necessary for the Fund Offer and (ii) as mentioned above, Neuberger Berman Management Inc. agreed to voluntarily waive all fees under the Management and Administration Agreements for an indefinite period.

     The Fund has entered into an agreement to hedge its interest rate exposure, which agreement may be terminated in the event of certain change in control events, including the actions proposed by the Horejsi Trusts if the Horejsi Offer is successful. If the agreement terminates, the Fund would lose the benefit of the interest rate hedge and would be responsible for any termination costs, which could be substantial. Such costs cannot be predicted today because they will be based on market conditions existing at the time of any early termination of the agreement.

     MISCELLANEOUS: We have filed with the SEC (i) a Schedule 14D-9 on September 23, 2004 (including Amendment No. 1 on September 24, 2004, Amendment No. 2 on October 1, 2004 and Amendment No. 3 on October 4, 2004), together with exhibits, pursuant to Rule 14d-9 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Board's response to the Horejsi Offer and (ii) a Tender Offer Statement on Schedule TO on October 1, 2004 (including Amendment No. 1 on October 4, 2004), together with exhibits, pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Fund Offer on October 1, 2004. The Schedule 14D-9 and the Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in the section of the Fund Offer entitled "The Fund Offer-Certain Information Concerning the Fund-Available Information" (except that such information will not be available at the regional offices of the SEC).



                                   NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


October 12, 2004

                       *           *           *

     If you have questions or need additional copies of the Fund Offer and the Letter of Transmittal, you can contact the Information Agent at its address and relevant telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Fund Offer.

                  THE INFORMATION AGENT FOR THE FUND OFFER IS:


If you have any questions or need assistance in this matter, please contact our Information Agent:

                          Georgeson [Logo] Shareholder

                   Georgeson Shareholder Communications Inc.
                          17 State Street, 10th Floor
                               New York, NY 10004

              Banks and Brokerage Firms please call: (212)440-9800
                    All Others Call Toll Free: (877)255-0133